Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

October 2, 2017	Monica J. Shilling
Member of the Firm
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com
www.proskauer.com

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathy Churko

Re:                             American Capital Senior Floating, Ltd. Annual Report on Form 10-K for the Year Ended December 31, 2016 (File No. 814-01025)

Dear Ms. Churko:

In a telephone conversation on September 12, 2017, you provided us with verbal comments on the annual report on Form 10-K for the year ended December 31, 2016 (the “Annual Report”) originally filed by American Capital Senior Floating, Ltd. (the “Fund”) on March 9, 2017.  We are filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by you and immediately below each comment is the response with respect thereto. Capitalized terms used but not defined herein shall have the meanings set forth in the Annual Report.

Item 1. Business

1.                                      Page 3 — Our Manager — Please clarify how the Prior Manager was able to terminate its business and registration as an investment adviser and also be a wholly owned subsidiary of IHAM.

The Fund advises the Staff that the Prior Manager is still in existence as a wholly owned subsidiary of IHAM.  Such entity currently has no operations.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

2.                                      Page 36 — Stock Performance Graph — Please disclose that the Fund’s performance in the graph does not include the impact of expenses or use of leverage, and include disclosure explaining the difference between investing in the Fund and in the other indices included in the graph.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

The Fund respectfully submits that the stock performance graph and accompanying disclosure in the Annual Report is required by, and complies with, Item 201(e) of Regulation S-K under the Securities Act of 1933.  The Fund believes it would be confusing to add information regarding leverage and expenses given that the graph presents total shareholder return on a class of common stock and will clarify the title of the graph in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

3.                                      Page 41 — Portfolio and Investment Activity — Please disclose the total return in addition to the weighted average yield in the table depicting portfolio activity for the years ended December 31, 2016 and 2015. At a minimum, please disclose that the weighted average yield is not the same as total return to stockholders.

The Fund notes that the purpose of the referenced table is to disclose specific yields with respect to the Fund’s portfolio and respectfully submits that disclosing the total return to stockholders in this table would be confusing in a portfolio activity context.  The Fund will clarify the disclosure in future filings by adding a footnote in the referenced table to describe how the weighted average yield is calculated and that such weighted average yield does not represent the total return to its stockholders.  The Fund notes to the Staff that information with respect to the yields or total return to stockholders (i.e., total return based on market value and total return based on net asset value) is appropriately contained in the Selected Financial Data table on page 37 of the Annual Report.

Item 8. Financial Statements and Supplementary Data

4.                                      Page 53 — Balance Sheet — Please explain why management fees payable as of December 31, 2016 are $2,046 thousand on the Fund’s Consolidated Statement of Assets and Liabilities but $2,045 thousand for the year ended December 31, 2016 in the Fund’s Consolidated Statement of Operations.  Please explain why such management fees were not paid during the year such that the Fund has accounted for approximately $2,046 thousand of management fees payable as a liability as of December 31, 2016.

The Fund advises that the Staff that the management fees payable as of December 31, 2016 were disclosed as $2,046 thousand on the Fund’s Consolidated Statement of Assets and Liabilities due to a rounding error, and hereby confirms that approximately $2,045 thousand of management fees (the “Accrued Management Fees”) were payable as of December 31, 2016.

As disclosed in the Annual Report, the management fees accrued and payable for 2016 remained unpaid as of December 31, 2016 and were recorded as a liability on the Fund’s Consolidated Statement of Assets and Liabilities.  Under the Prior Management Agreement, the management fees were payable quarterly. However, as disclosed in the definitive proxy statement with respect to the Fund’s special meeting of stockholders held on May 19, 2017 (the “Special Meeting”), filed on March 29, 2017 (the “Proxy Statement”), the Board voluntarily chose to have the Fund accrue the Accrued Management Fees until stockholder ratification was obtained. No interest was paid or charged in connection with the deferral of the Accrued Management Fees.

As set forth in more detail in the Proxy Statement, the Board elected to defer payment of the Accrued Management Fees pending stockholder approval and ratification of certain payments made prior to March 15, 2016 (the “Prior Payments”) to the Prior Manager under the Prior Management Agreement because the composition of the Board may not have satisfied a regulatory requirement during the period between the Fund’s initial public offering in January of 2014 and March 15, 2016.  Stockholder approval and ratification of the Prior Payments was obtained at the Special Meeting. As a result of such approval, the Fund paid the Accrued Management Fees in May 2017.

5.                                      Page 57 — Consolidated Schedule of Investments — Please disclose which LIBOR rate (i.e., 1-month LIBOR, 3-month LIBOR, etc.) is used in the Fund’s Schedule of Investments.

The Fund advises the Staff that the applicable LIBOR rate generally varies for each investment on the Schedule of Investments because the borrower under each loan can make certain elections with respect to the applicable LIBOR rate over the course of the loan.  The Fund advises the Staff that it does not believe that the difference in the LIBOR rate used to calculate the interest rate with respect to each investment is material to investors; rather, the total interest rate of each such investment is the information that is material to investors.  Accordingly, the interest rate as of the date of the Schedule of Investments (including any interest rate based on a predetermined spread relative to an index such as LIBOR) of each of the Fund’s debt investments is disclosed in the Schedule of Investments.  Furthermore, the applicable LIBOR rate for an investment can be calculated by subtracting the spread from the interest rate disclosed, and can only be as low as the LIBOR rate floor that is disclosed.

6.                                      Page 70 — Notes to Financial Statements — Note 1. Organization — Please clarify whether the Fund is operating as a diversified or non-diversified investment management company.

The Fund advises the Staff that it is a business development company operating as a diversified investment management company in compliance with the Investment Company Act of 1940, as amended, and will amend its public disclosure in future filings accordingly.

7.                                      Page 84 — Notes to Financial Statements — Note 11. Commitments and Contingencies — In the response correspondence, please provide a representation that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments and a general explanation as to why the Fund believes it can cover its commitments.

The Fund hereby confirms that it believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments.

Item 14. Principal Accounting Fees and Services

8.                                      Page 97 — Independent Public Accountant’s Fees — Please explain why the Fund’s accounting fees increased from 2015 to 2016.

The Fund advises the Staff that a fee discount with respect to its accounting fees expired in 2016, leading to an increase in the Fund’s accounting fees for the fiscal year ended December 31, 2016.

We look forward to discussing with you any additional questions you may have regarding the Annual Report. Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

cc:             Penni Roll, Chief Financial Officer of American Capital Senior Floating, Ltd.

Ian Fitzgerald, General Counsel of American Capital Senior Floating, Ltd.